August 22, 2008
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 6010
Attn:  Song P. Brandon

Re:	Minrad International, Inc.
Registration Statement on Form S-3
Filed June 6, 2008
File Number 333-151472
Dear Ms. Brandon:
          On behalf of our client, Minrad International, Inc. (“Minrad”), this letter responds to the comments received by Minrad from the staff of the Securities and Exchange Commission (the “Commission”).
          The comment letter indicated that because of its nature and size, the offering which is the subject of the above referenced registration statement did not appear to be a primary offering. Because Minrad is not eligible to conduct a primary at-the-market offering on Form S-3 pursuant to 415(a)(4), nor was it eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x), Minrad was requested to withdraw its registration statement or alternatively, to reduce the number of shares being registered.
          Minrad has reduced the number of shares which it is seeking to have registered in the S-3/A filed on even date herewith. Minrad currently has outstanding 49,302,462 shares of common stock, of which 16,460,065 shares are held by officers, directors or affiliates holding 10% or more of our outstanding stock. Accordingly, we have decreased the aggregate number of shares which we are seeking to register to 10,837,986. The number of shares of each selling security holder for which registration is sought have been reduced pro rata in the registration statement.
          Please contact me at (716) 848-1350 if you have any questions regarding this response. We are delivering two marked and two clean courtesy copies of Amendment No. 2 to you via overnight mail.
Very truly yours,
/s/ Janet N. Gabel
Janet N. Gabel

cc.:	Willim H. Burns
David Digiacinto
Charles Trego, Jr.